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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                  Form 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                    For the fiscal year ended December 31, 1993


                          Commission File Number 0-9876


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                  WEST ONE BANCORP
                          EMPLOYEE THRIFT INVESTMENT PLAN
                            101 South Capitol Boulevard
                                 Boise, Idaho 83733


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  WEST ONE BANCORP
                                   P.O. Box 8247
                                Boise, Idaho  83733


                                     SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        WEST ONE BANCORP
                                        EMPLOYEE THRIFT INVESTMENT PLAN



Date: June 29, 1994                         By:  /s/  Jim A. Peterson
                                            Jim A. Peterson
                                            Senior Vice President & Controller
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The Financial Statements and Schedules which are to be included as part of this filing have been filed in paper under cover of Form SE.

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